April 10, 2009

Aras Lapinskas, Esq.
Associate General Counsel
Biogen Idec Inc.
14 Cambridge Center
Cambridge, MA 02142

Re: Biogen Idec Inc. ("Biogen" or "the Company")
Preliminary Proxy Statement on Schedule 14A filed April 1, 2009
File No. 000-19311

Dear Mr. Lapinskas:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

<u>General</u>

1. We note your disclosure that a security holder may change their vote by re-voting by telephone or by Internet or by submitting a white proxy card with a later date. Revise to clarify that a later-dated proxy card submitted to the Icahn Entities would also revoke a prior proxy granted to the Company.

2. We note your recommendation to security holders to vote against the nominees presented by the Icahn Entities. Please revise the proxy statement to explain the reason and basis for your recommendation and the reasons security holders should vote for your board nominees.

Proposal 1 – Election of Directors, page 6

3. We note that if any of the nominees should decline or be unable to serve as director, the shares represented by your proxy card will be voted for the election of such other persons as the board of directors may recommend. Please revise to address whether any applicable advance notice provisions affect your ability to designate alternate nominees. Please note that we consider the existence of alternate nominees to be material to a security holder's voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d) (1).

4. Disclose Dr. Papadopoulos' business experience from his retirement in August 2006 until he was appointed to his current position.

5. Disclose, if true, that Ms. Leaming has served as an independent consultant since June 2005 or revise.

Proposal 4 – The Icahn Bylaw Proposal, page 19

6. Revise your disclosure to include a discussion of both the positive and negative potential effects on existing security holders of the company.

Manner and Cost of Proxy Solicitation, page 52

7. We note that you intend to solicit proxies via mail, personally, or by telephone or other electronic means. Please confirm whether you intend to solicit proxies via the Internet. If so, please tell us whether the company plans to solicit proxies via internet chat rooms, and if so, tell us which websites you plan to utilize.

8. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9. Please revise to fill in the blanks on page 52 regarding total expenditures and expenses incurred to date.

Appendix B: Information Concerning Participants in the Company's Solicitation of Proxies

10. With respect to your disclosure in the section "Miscellaneous Information Regarding the Participants," please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

▪ the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

Aras Lapinskas, Esq.
Biogen Idec Inc.
SEC Comment Letter dated April 10, 2009
Page 4

of your filing or in response to our comments on your filing.

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and
Acquisitions

cc: Peter Lyons, Esq. (*Via facsimile at (212) 848 7179*)